SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News Release dated July 29, 2004 of second quarter 2004 interim financial report and management discussion and analysis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 29, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

McCreedy West Mine Generates $4.7 Million

Cash Operating Margin in Q2

TORONTO, ONTARIO—July 29, 2004.  FNX Mining Company Inc. (FNX-TSX/AMEX) reports second quarter cash operating margin (revenue less cash operating costs) from Phase 1 Production at the McCreedy West Mine of $4.7 million ($62/ton) from revenue of $13.6 million ($179/ton) and cash operating costs of $8.9 million ($117/ton). The cash operating margin for the first six months of commercial operations (Q1 and Q2) totaled $9.7 million ($84/ton) from revenues of $23.1 million and cash operating costs of $13.4 million.

Second quarter earnings after taxes are $178,000 or $0.00 per share compared to a loss of $1.5 million or $0.04 per share in the same period of 2003. Earnings for the first and second quarter of 2004 are $1.5 million or $0.03 per share. Provision for a non-cash tax expense of $467,000 was recognized in the second quarter and reduced the after tax earnings by $0.01 per share. This brings the Q1 and Q2 non-cash tax expense total to $1.4 million and a reduction in after tax earnings of $0.03 per share. The Company does not expect to pay taxes this year and not until all previous tax losses have been exhausted.

The Q2-2004 results represent the Company’s second reporting period of commercial production from the Phase 1 Mining operations at its 75%-owned McCreedy West Mine located in the Sudbury mining camp, Ontario, Canada. The Company accounts for its Sudbury operations on a 100% consolidated basis, with the remaining 25% ownership accounted for as a minority interest.

Second Quarter Highlights

  Mined 153,093 tons of ore in the first six calendar months of 2004, over half of the 2004 McCreedy West production target of 300,000 tons.

  Shipped 143,162 tons of ore to the custom mill during the first six calendar months of 2004 containing an estimated 3.2 million pounds of recovered nickel and 1.1 million pounds of recovered copper.

  The cash cost per pound of nickel net of by-products credits was higher in the second quarter compared to the first quarter primarily due to lower grades and commodity prices and less Cu-PGM ore being mined (5% of total production). The cash cost per pound of nickel shipped was US$3.45 for the second quarter and US$3.16 for the first and second quarter. This was offset by increased production.

  Feasibility studies were advanced at the Levack Mine (Phase 2 Production) and at the McCreedy West PM Deposit (Phase 3 Production).

  Initiated $30 million underground advanced exploration program at the Norman 2000 and North Deposits leading to the Company’s third feasibility study on its Sudbury properties and potentially Phase 4 Production.

  Issued 2.5 million flow-through shares for net cash proceeds of $19.5 million.

  Closing cash of $61.9 million with no debt and working capital of $72.7 million.

  Completed construction of new building containing crusher facilities at McCreedy West Mine to allow up to 24/7 surface operations.

Note: Currencies are in Canadian dollars unless indicated otherwise. All production numbers are 100% of operations. Cash operating costs, cash operating margins and cash costs per pound are non-GAAP measures. Cash operating costs represent the economic marginal cost to produce a given unit of output and cash operating margin is the difference between revenue and cash operating costs.

The Second Quarter report is for the reporting period April-May-June and for the production period February-March-April.  Revenues and costs are accounted for and reported with a two month delay.

Production Summary (Nov. 1, 2003-April 30, 2004 – Q1 and Q2)

                                                                                          Production Period

          Production Period

     Three months ended

           Six months ended

April 30

              April 30

April 30,

      April 30

                                                                                     2004

                                          2003                             2004                               2003

                                                                                                                                                                                     Reporting Period                                      Reporting Period

                        Three months ended

                         Six months ended

June 30

              June 30

                 June 30

                      June 30

     2004

      2003

                   2004

                                        2003

Operating statistics (100% level):

Ore produced (tons)

73,521

 –

115,619

              –

Ore shipped (tons)

  75,980

 –

115,519

              –

Ni ore shipped (tons)

72,044

 –

108,769

              –

Ni ore grade (% nickel)

1.6

 –

        1.7

              –

Cu ore shipped (tons)

3,936

–

    6,750

              –

Cu ore grade (% copper)

5.9

 –

        6.3

              –

Payable nickel (lbs.)

1,556,237

 –

             2,508,579

              –

Payable copper (lbs.)

668,982

 –

             1,178,875

              –

The complete Q2-2004 financial statements, accompanying notes and management discussion and analysis can be accessed at: www.fnxmining.com.

FNX Mining is hosting a Q2-2004 Conference Call at 4:00 pm Eastern Time on Thursday, July 29th, 2004.  The call-in number is 416-695-5801 for local callers and 1-800-478-9326 for North American toll free calls.  Ask for the FNX Mining conference call.  Conference call presentation slides will be available at www.fnxmining.com.  For the conference call replay dial 416-695-5800 or 1-800-408-3053 and enter access code 3086268. The replay will be available until midnight August 9th.

This press release contains certain forward-looking statements. While these forward-looking statements represent our best current judgment, they are subject to a variety of risks and uncertainties, including the risk factors listed in FNX Mining’s Annual Information Forms filed with the TSX, that are beyond the company’s ability to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com